SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

GIGAMEDIA LIMITED
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

Y2711Y112
(CUSIP Number)

January 8, 2016
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

CUSIP No. Y2711Y112

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 392,940(1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 173,620(2)(3)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 392,940(1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 173,620(2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,560(1)(2)(3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.13% (based on 11,052,812 shares outstanding as of December 16, 2015)
12	TYPE OF REPORTING PERSON IN

(1)
Includes (i) 5,000 shares held by Mr. Honig as UTMA custodian for Morgan Honig, (ii) 5,260 shares held by Mr. Honig as UTMA custodian for Skylar Honig and (iii) 5,980 shares held by Mr. Honig as UTMA custodian for Jett Honig.

(2)
Includes (i) 22,000 shares held by Titan Multi-Strategy Fund, Inc. (“Titan”) and (ii) 151,620 shares held by Titan Multi-Strategy Fund, Inc. Profit Sharing Plan (the “Plan”). Mr. Honig is the President of Titan Multi-Strategy Fund, Inc. and trustee of the Plan, and, in such capacities, has voting and dispositive power over the securities held by such entities.

(3)	Excludes 37,200 shares beneficially owned by Mr. Honig’s wife to which the Reporting Person disclaims beneficial ownership.

CUSIP No. Y2711Y112

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Titan Multi-Strategy Fund, Inc. IRS Identification No: 20-254093
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 22,000(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 22,000(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (based on 11,052,812 shares of common stock outstanding as of December 16, 2015)
12	TYPE OF REPORTING PERSON CO

(1)	Mr. Honig is the President of Titan, and, in such capacity, has voting and dispositive power over the securities held by Titan.

CUSIP No. Y2711Y112

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Titan Multi-Strategy Fund, Inc. Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 151,620(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 151,620(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,620(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.37% (based on 11,052,812 shares of common stock outstanding as of December 16, 2015)
12	TYPE OF REPORTING PERSON OO

(1)	Mr. Honig is the trustee of the Plan, and, in such capacity, has voting and dispositive power of securities held by the Plan.

Item 1(a).            Name of Issuer:

GigaMedia Limited (“Issuer”)

Item 1(b).            Address of Issuer's Principal Executive Offices:

8F. No. 22, Land 407, Sec. 2, Tiding Boulevard, Taipei 114, Taiwan

Item 2(a).            Name of Person Filing.

The statement is filed on behalf of Jonathan Honig, Titan Multi-Strategy Fund, Inc. and Titan Multi-Strategy Fund, Inc. Profit Sharing Plan (collectively, the “Reporting Person”).

Item 2(b).            Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).            Citizenship.

Jonathan Honig is a citizen of the United States.  Both Titan Multi-Strategy Fund, Inc. (“Titan”) and Titan Multi-Strategy Fund, Inc. Profit Sharing Plan (the “Plan”) are incorporated in the State of Florida.

Item 2(d).            Title of Class of Securities.

Common Stock, no par value.

Item 2(e).            CUSIP Number.

Y2711Y112

Item 3.                 Type of Person

Not applicable.

Item 4.                 Ownership.

(a) Amount beneficially owned:  566,560(1)(2)(3)

(b) Percent of class:  5.13% (based on 11,052,812 shares of common stock outstanding as of December 16, 2015)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 392,940(1)
(ii) Shared power to vote or to direct the vote:  173,620(2)(3)
(iii) Sole power to dispose or to direct the disposition of: 392,940(1)
(iv) Shared power to dispose or to direct the disposition of:  173,620(2)(3)

(1)
Includes (i) 5,000 shares held by Mr. Honig as UTMA custodian for Morgan Honig, (ii) 5,260 shares held by Mr. Honig as UTMA custodian for Skylar Honig and (iii) 5,980 shares held by Mr. Honig as UTMA custodian for Jett Honig.

(2)
Includes (i) 22,000 shares held by Titan and (ii) 151,620 shares held by the Plan. Mr. Honig is the President of Titan and trustee of the Plan, and, in such capacities, has voting and dispositive power over the securities held by such entities.

(3)	Excludes 37,200 shares beneficially owned by Mr. Honig’s wife to which the reporting person disclaims beneficial ownership.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.              Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jonathan Honig

Date: January 14, 2016	/s/ Jonathan Honig
Jonathan Honig

Titan Multi-Strategy Fund, Inc.

Date: January 14, 2016	By:	/s/ Jonathan Honig
Jonathan Honig, President

Titan Multi-Strategy Fund, Inc. Profit Sharing Plan

Date: January 14, 2016	By:	/s/ Jonathan Honig
Jonathan Honig, Trustee